UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C.

SCHEDULE 13D/A
UNDER THE SECURITIES EXCHANGE ACT OF 1934

QUALITY PRODUCTS, INC.
(NAME OF ISSUER)
COMMON
(TITLE OF CLASS OF SECURITY)
747-578-409
(CUSIP NUMBER)
DALE NEWBERG, 550 N. ISLAND, GOLDEN BEACH, FL 33160-(305)935-3388
(NAME ADDRESS AND TELEPHONE NUMBER)
April 9, 2002
(DATE OF EVENT THAT REQUIRES FILING OF STATEMENT)

CUSIP NO. 747-578-6807
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION OF THE ABOVE PERSON
DALE B. NEWBERG ###-##-####
SOURCE OF FUNDS
PF
CITIZINSHIP OR PLACE OF ORGNIZATION
U.S.A.
SOLE VOTING POWER
622,800
SHARED VOTING POWER
0
SOLE DISPOSITIVE POWER
622,800
PERDENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.76
TYPE OF REPORTING PERSON
EP